UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)



                              ASIACONTENT.COM, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G05354 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

                  [ ] Rule 13d-1(b)

                  [X] Rule 13d-1(c)

                  [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid MB control number.

-----------------------                                            -------------
CUSIP NO.:  G05354 10 8                13G                         Page  2 of 24
-----------------------                                            -------------

1
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)


              GE Capital Equity Investments, Ltd.
------------- ------------------------------------------------------------------
2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)   |_|
                                                                  (b)   |_|
              Not applicable
-------------
------------- ------------------------------------------------------------------
3
              SEC USE ONLY
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
4
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands company
------------- ------------------------------------------------------------------
                        5
                               SOLE VOTING POWER

                               -0-
      NUMBER OF
        SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH
----------------------- ------ -------------------------------------------------
                        6
                               SHARED VOTING POWER

                               561,135
----------------------- ------ -------------------------------------------------
                        7
                               SOLE DISPOSITIVE POWER

                               -0-
----------------------- ------ -------------------------------------------------
                        8
                               SHARED DISPOSITIVE POWER

                               561,135
------------- ------------------------------------------------------------------
9
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              561,135
------------- ------------------------------------------------------------------
10
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

              Not applicable.
------------- ------------------------------------------------------------------
11
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                8.2%
------------- ------------------------------------------------------------------
12
              TYPE OF REPORTING PERSON*

                                CO
------------- ------------------------------------------------------------------

-----------------------                                            -------------
CUSIP NO.:  G05354 10 8                13G                         Page  3 of 24
-----------------------                                            -------------

1
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)


              General Electric Capital Corporation (13-1500700)
------------- ------------------------------------------------------------------
2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   |_|
                                                                      (b)   |_|
              Not applicable
-------------
------------- ------------------------------------------------------------------
3
              SEC USE ONLY
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
4
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ------------------------------------------------------------------
                        5
                               SOLE VOTING POWER

                               -0-
      NUMBER OF
        SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH
----------------------- ------ -------------------------------------------------
                        6
                               SHARED VOTING POWER

                               561,135
----------------------- ------ -------------------------------------------------
                        7
                               SOLE DISPOSITIVE POWER

                               -0-
----------------------- ------ -------------------------------------------------
                        8
                               SHARED DISPOSITIVE POWER

                               561,135
------------- ------------------------------------------------------------------
9
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              561,135
------------- ------------------------------------------------------------------
10
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*

              Not applicable.
------------- ------------------------------------------------------------------
11
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              8.2%
------------- ------------------------------------------------------------------
12
              TYPE OF REPORTING PERSON*

              CO
------------- ------------------------------------------------------------------

-----------------------                                            -------------
CUSIP NO.:  G05354 10 8                13G                         Page  4 of 24
-----------------------                                            -------------

1
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)


              General Electric Capital Services, Inc.
------------- ------------------------------------------------------------------
2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   |_|
                                                                     (b)   |_|
              Not applicable
-------------
------------- ------------------------------------------------------------------
3
              SEC USE ONLY
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
4
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ------------------------------------------------------------------
                        5
                               SOLE VOTING POWER

                               Not applicable
      NUMBER OF
        SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH
----------------------- ------ -------------------------------------------------
                        6
                               SHARED VOTING POWER

                               Disclaimed (see 9 below)
----------------------- ------ -------------------------------------------------
                        7
                               SOLE DISPOSITIVE POWER

                               Not applicable
----------------------- ------ -------------------------------------------------
                        8
                               SHARED DISPOSITIVE POWER

                               Disclaimed (see 9 below)
------------- ------------------------------------------------------------------
9
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              Beneficial ownership of all shares is disclaimed by General Electric Capital Services, Inc.
------------- ------------------------------------------------------------------
10
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*

              Not applicable.
------------- ------------------------------------------------------------------
11
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              Not applicable (see 9 above)
------------- ------------------------------------------------------------------
12
              TYPE OF REPORTING PERSON*

              CO
------------- ------------------------------------------------------------------

-----------------------                                            -------------
CUSIP NO.:  G05354 10 8                13G                         Page  5 of 24
-----------------------                                            -------------

1
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)


              General Electric Company (14-0689340)
------------- ------------------------------------------------------------------
2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   |_|
                                                                      (b)   |_|
              Not applicable
-------------
------------- ------------------------------------------------------------------
3
              SEC USE ONLY
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
4
              CITIZENSHIP OR PLACE OF ORGANIZATION

                                New York
------------- ------------------------------------------------------------------
                        5
                               SOLE VOTING POWER

                               Not applicable
      NUMBER OF
        SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH
----------------------- ------ -------------------------------------------------
                        6
                               SHARED VOTING POWER

                               Disclaimed (see 9 below)
----------------------- ------ -------------------------------------------------
                        7
                               SOLE DISPOSITIVE POWER

                               Not applicable
----------------------- ------ -------------------------------------------------
                        8
                               SHARED DISPOSITIVE POWER

                               Disclaimed (see 9 below)
------------- ------------------------------------------------------------------
9
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              Beneficial ownership of all shares is disclaimed by General Electric Company.
------------- ------------------------------------------------------------------
10
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*

              Not applicable.
------------- ------------------------------------------------------------------
11
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              Not applicable (see 9 above)
------------- ------------------------------------------------------------------
12
              TYPE OF REPORTING PERSON*

              CO
------------- ------------------------------------------------------------------

-----------------------                                            -------------
CUSIP NO.:  G05354 10 8                13G                         Page  6 of 24
-----------------------                                            -------------


------------- ------------------------------------------------------------------
1
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)


              National Broadcasting Company, Inc. (14-1682529)
------------- ------------------------------------------------------------------
2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   |_|
                                                                   (b)   |_|
              Not applicable
-------------
------------- ------------------------------------------------------------------
3
              SEC USE ONLY
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
4
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ------------------------------------------------------------------
                        5
                               SOLE VOTING POWER

                               194,399
      NUMBER OF
        SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH
----------------------- ------ -------------------------------------------------
                        6
                               SHARED VOTING POWER

                               -0-
----------------------- ------ -------------------------------------------------
                        7
                               SOLE DISPOSITIVE POWER

                               194,399
----------------------- ------ -------------------------------------------------
                        8
                               SHARED DISPOSITIVE POWER

                               -0-
------------- ------------------------------------------------------------------
9
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              194,399
------------- ------------------------------------------------------------------
10
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*

              Not applicable.
------------- ------------------------------------------------------------------
11
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              2.8%
------------- ------------------------------------------------------------------
12
              TYPE OF REPORTING PERSON*

              CO
------------- ------------------------------------------------------------------

-----------------------                                            -------------
CUSIP NO.:  G05354 10 8                13G                         Page  7 of 24
-----------------------                                            -------------


------------- ------------------------------------------------------------------
1
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)


              National Broadcasting Company Holding, Inc. (13-3448662)
------------- ------------------------------------------------------------------
2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   |_|
                                                                       (b)   |_|
              Not applicable
-------------
------------- ------------------------------------------------------------------
3
              SEC USE ONLY
------------- ------------------------------------------------------------------
------------- ------------------------------------------------------------------
4
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ------------------------------------------------------------------
                        5
                               SOLE VOTING POWER

                               Disclaimed (see 9 below)
      NUMBER OF
        SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH
----------------------- ------ -------------------------------------------------
                        6
                               SHARED VOTING POWER

                               Disclaimed (see 9 below)
----------------------- ------ -------------------------------------------------
                        7
                               SOLE DISPOSITIVE POWER

                               Disclaimed (see 9 below)
----------------------- ------ -------------------------------------------------
                        8
                               SHARED DISPOSITIVE POWER

                               Disclaimed (see 9 below)
------------- ------------------------------------------------------------------
9
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              Beneficial ownership of all shares is disclaimed by National Broadcasting Company Holding, Inc.
------------- ------------------------------------------------------------------
10
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*

              Not applicable.
------------- ------------------------------------------------------------------
11
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              Not applicable (see 9 above)
------------- ------------------------------------------------------------------
12
              TYPE OF REPORTING PERSON*

              CO
------------- ------------------------------------------------------------------

-----------------------                                            -------------
CUSIP NO.:  G05354 10 8                13G                         Page  8 of 24
-----------------------                                            -------------

EXPLANATORY NOTE:

         On or about April 8, 2001, NBC, NBC Internet Inc., a Delaware corporation ("NBCi"), and Rainwater Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of NBC ("Rainwater"), entered into a merger agreement and plan of liquidation and dissolution (the "Merger Agreement"). The Merger Agreement provided that (i) Rainwater was to be merged with and into NBCi (the "Merger") thus making NBCi a wholly-owned subsidiary of NBC, and (ii) upon completion of the Merger, NBCi would be dissolved and its assets and liabilities distributed to NBC in a final liquidating distribution. The stockholders of NBCi approved the Merger Agreement and on August 13, 2001, the Merger was completed. After the completion of the Merger, the liquidation of NBCi was completed and the assets and liabilities of NBCi were distributed to NBC. As of August 13, 2001, NBCi held 194,399 shares of Common Stock the Issuer. As a result of the completion of the Merger, NBC became the holder of the 194,399 shares of Common Stock of the Issuer that had been held by NBCi.

-----------------------                                            -------------
CUSIP NO.:  G05354 10 8                13G                         Page  9 of 24
-----------------------                                            -------------

Item 1(a).        Name of Issuer:
                  Asiacontent.com, Ltd.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  18th Floor, Unit 1801-1803
                  MLC Life Tower
                  248 Queen's Road East
                  Wan Chai, Hong Kong

Item 2(a).        Name of Person Filing:
                  GE Capital Equity Investments Ltd. ("GECEI")
                  General Electric Capital Corporation ("GECC")
                  General Electric Capital Services, Inc. ("GECS") General Electric Company ("GE")
                  National Broadcasting Company, Inc. ("NBC")
                  National Broadcasting Company Holding, Inc. ("NBCH")


                  GECEI is a wholly-owned subsidiary of GECC, which is a wholly-owned subsidiary of GECS, which is a subsidiary of GE. NBC is a wholly-owned subsidiary of National Broadcasting Company Holding, Inc., which is a wholly-owned subsidiary of GE.

Item 2(b).        Address of Principal Business Office:


                  GECEI: c/o Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, Georgetown, Grand Cayman, BWI

                  GECC:     260 Long Ridge Road, Stamford, Connecticut 06927

                  GECS:     260 Long Ridge Road, Stamford, Connecticut 06927

                  GE:       3135 Easton Turnpike, Fairfield, Connecticut 06431

                  NBC:      30 Rockefeller Plaza, New York, New York 10112

                  NBCH:     30 Rockefeller Plaza, New York, New York 10112

Item 2(c).        Citizenship:

                  GECEI:    Cayman Islands

                  GECC:     Delaware

                  GECS:     Delaware

                  GE:       New York

                  NBC:      Delaware

                  NBCH:     Delaware

Item 2(d).        Title of Class of Securities:
                  Common Stock

Item 2(e).        CUSIP Number:
                  G05354 10 8

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
                  Not applicable.

Item 4.           Ownership.
                  (a) - (c):

-----------------------                                           --------------
CUSIP NO.:  G05354 10 8                13G                        Page  10 of 24
-----------------------                                           --------------

          The response of GECEI, GECC, GECS, GE, NBC and NBCH to Rows 5, 6, 7, 8, 9 and 11 of each of their respective Cover Pages which relate to the beneficial ownership of the Common Stock of the Issuer are incorporated herein by reference.

          Each of GECS and GE hereby disclaims beneficial ownership of the Common Stock of the Issuer, the ownership of which is shared by GECEI and GECC. NBCH hereby disclaims beneficial ownership of the Common Stock of the Issuer which is owned by NBC.

          As of December 31, 2001, GECEI, GECC, and NBC beneficially owned in the aggregate 755,533 shares of Common Stock, representing approximately 11.0% of the Common Stock (based on the number of shares outstanding as of December 31, 2000, as reported in the Issuer's Form 20-F/A for the fiscal year ended December 31, 2000, filed with the SEC on August 9, 2001).


Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------------------                                           --------------
CUSIP NO.:  G05354 10 8                13G                        Page  11 of 24
-----------------------                                           --------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            January 23, 2002
                            ----------------------------------------------------
                                                     Date

                            GE CAPITAL EQUITY INVESTMENTS LTD.


                            By:              /s/ Barbara J. Gould
                               -------------------------------------------------
                                 Name:        Barbara J. Gould
                                 Title:       Attorney-in-Fact

-----------------------                                           --------------
CUSIP NO.:  G05354 10 8                13G                        Page  12 of 24
-----------------------                                           --------------


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            January 23, 2002
                            ----------------------------------------------------
                                                     Date

                            GENERAL ELECTRIC CAPITAL
                            CORPORATION


                            By:              /s/ Barbara J. Gould
                               -------------------------------------------------
                                 Name:        Barbara J. Gould
                                 Title:       Department Operations Manager

-----------------------                                           --------------
CUSIP NO.:  G05354 10 8                13G                        Page  13 of 24
-----------------------                                           --------------


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            January 23, 2002
                            ----------------------------------------------------
                                                     Date

                            GENERAL ELECTRIC CAPITAL SERVICES,
                            INC.


                            By:              /s/ Barbara J. Gould
                               -------------------------------------------------
                                 Name:        Barbara J. Gould
                                 Title:       Attorney-in-Fact

-----------------------                                           --------------
CUSIP NO.:  G05354 10 8                13G                        Page  14 of 24
-----------------------                                           --------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            January 23, 2002
                            ----------------------------------------------------
                                                     Date

                            GENERAL ELECTRIC COMPANY


                            By:              /s/ Barbara J. Gould
                               -------------------------------------------------
                                 Name:        Barbara J. Gould
                                 Title:       Attorney-in-Fact

-----------------------                                           --------------
CUSIP NO.:  G05354 10 8                13G                        Page  15 of 24
-----------------------                                           --------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            January 23, 2002
                            ----------------------------------------------------
                                                     Date

                            NATIONAL BROADCASTING COMPANY,
                            INC.


                            By:             /s/ Elizabeth A. Newell
                               -------------------------------------------------
                                 Name:        Elizabeth A. Newell
                                 Title:       Assistant Secretary

-----------------------                                           --------------
CUSIP NO.:  G05354 10 8                13G                        Page  16 of 24
-----------------------                                           --------------


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            January 23, 2002
                            ----------------------------------------------------
                                                     Date

                            NATIONAL BROADCASTING COMPANY
                            HOLDING, INC.


                            By:             /s/ Elizabeth A. Newell
                               -------------------------------------------------
                                 Name:        Elizabeth A. Newell
                                 Title:       Assistant Secretary

-----------------------                                           --------------
CUSIP NO.:  G05354 10 8                13G                        Page  17 of 24
-----------------------                                           --------------


                                  SCHEDULE LIST


SCHEDULE NO.                            TITLE                          PAGE NO.
------------                            -----                          --------
     1               Joint Filing Agreement dated as of January           18
                     22, 2002 among GECEI, GECC, GECS, GE, NBC and NBCH

     2               Power of Attorney of General Electric                20
                     Company, dated as of February 22, 2000,
                     naming, among others, Barbara J. Gould as attorney-in-fact

     3               Power of Attorney of General Electric                22
                     Capital Services, Inc., dated as of
                     February 22, 2000, naming, among others, Barbara J. Gould as attorney-in-fact

     4               Power of Attorney of GE Capital Equity               24
                     Investments, Ltd. dated as of December 21,
                     2001, naming, among others, Barbara J.
                     Gould as attorney-in-fact

-----------------------                                           --------------
CUSIP NO.:  G05354 10 8                13G                        Page  18 of 24
-----------------------                                           --------------

                                   SCHEDULE I

                             JOINT FILING AGREEMENT

          This will confirm the agreement by and among all of the undersigned that a statement may be filed on behalf of each of the undersigned persons by GE Capital Equity Investments, Ltd. with respect to the Common Stock of Asiacontent.com, Ltd. Further, each of the undersigned agrees that General Electric Capital Corporation, by and of its duly elected officers, shall be authorized to sign from time to time on behalf of the undersigned, any amendments to this Schedule 13G or any statements on Schedule 13G relating to Asiacontent.com, Ltd., which may be necessary or appropriate from time to time.

Date:  January 22, 2002

GE CAPITAL EQUITY INVESTMENTS LTD.


By:               /s/ Barbara J. Gould
         -----------------------------------------------------
         Name:    Barbara J. Gould
         Title:   Attorney-in-Fact


GENERAL ELECTRIC CAPITAL CORPORATION


By:               /s/ Barbara J. Gould
         -----------------------------------------------------
         Name:    Barbara J. Gould
         Title:   Department Operations Manager


GENERAL ELECTRIC CAPITAL SERVICES, INC.


By:               /s/ Barbara J. Gould
         -----------------------------------------------------
         Name:    Barbara J. Gould
         Title:   Attorney-in-Fact


GENERAL ELECTRIC COMPANY


By:               /s/ Barbara J. Gould
         -----------------------------------------------------
         Name:    Barbara J. Gould
         Title:   Attorney-in-Fact

-----------------------                                           --------------
CUSIP NO.:  G05354 10 8                13G                        Page  19 of 24
-----------------------                                           --------------

NATIONAL BROADCASTING COMPANY, INC.


By:               /s/ Elizabeth A. Newell
         -----------------------------------------------------
         Name:    Elizabeth A. Newell
         Title:   Assistant Secretary


NATIONAL BROADCASTING COMPANY HOLDING, INC.


By:               /s/ Elizabeth A. Newell
         -----------------------------------------------------
         Name:    Elizabeth A. Newell
         Title:   Assistant Secretary

-----------------------                                           --------------
CUSIP NO.:  G05354 10 8                13G                        Page  20 of 24
-----------------------                                           --------------


                                   SCHEDULE II

                                POWER OF ATTORNEY



          The undersigned, General Electric Company, a New York corporation (hereinafter referred to as the "Corporation") does hereby make, constitute and appoint the persons listed below as the Corporation's true and lawful agent and attorney-in-fact (hereinafter referred to as the "Attorney") to act either together or alone in the name and on behalf of the Corporation for and with respect to the matters hereinafter described.

                    Name of Attorney:
                                                    Joan C. Amble
                                                    Nancy E. Barton
                                                    Jeffrey S. Werner
                                                    Leon E. Roday
                                                    Michael A. Gaudino
                                                    Robert O. O'Reilly, Sr.
                                                    Preston Abbott
                                                    Murry K. Stegelmann
                                                    James Ungari
                                                    J. Gordon Smith
                                                    Michael E. Pralle
                                                    Iain MacKay
                                                    Jonathan K. Sprole
                                                    Barbara J. Gould
                                                    Robert L. Lewis
                                                    Wendy E. Ormond
                                                    Mark F. Mylon

                    Each Attorney shall have the power and authority to do the following:

                    To execute and deliver any Schedule 13D, Schedule 13G or Forms 3, 4 and 5 or any amendments thereto required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 on behalf of the Corporation with regard to any securities owned by General Electric Capital Services, Inc., General Electric Capital Corporation or any of their subsidiaries.

          And, in connection with the foregoing, to execute and deliver all documents, acknowledgments, consents and other agreements and to take such further action as may be necessary or convenient for the Corporation in order to more effectively carry out the intent and purpose of the foregoing.

          Agreements, commitments, documents, instruments, and other writings executed by the Attorney in accordance with the terms hereof shall be binding upon the Corporation without attestation and without affixation of the seal of the Corporation. The Power of Attorney conferred hereby shall not be delegable by any Attorney. The Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

          Unless revoked by the Corporation, this Power of Attorney shall be governed under the laws of the State of New York and the authority of the Attorney hereunder shall terminate on March 31, 2002.

-----------------------                                           --------------
CUSIP NO.:  G05354 10 8                13G                        Page  21 of 24
-----------------------                                           --------------

         IN WITNESS WHEREOF, the Corporation has caused this Power of Attorney to be executed, attested and its corporate seal to be affixed pursuant to authority granted by the Corporation's board of directors, as of the 22nd day of February, 2000.

                                         General Electric Company
         (Corporate Seal)
                                         By:         /s/  Philip D. Ameen
                                              ---------------------------
                                               Philip D. Ameen, Vice President


Attest:

      /s/  Robert E. Healing
--------------------------------------
Robert E. Healing, Attesting Secretary

-----------------------                                           --------------
CUSIP NO.:  G05354 10 8                13G                        Page  22 of 24
-----------------------                                           --------------

                                  SCHEDULE III

                                POWER OF ATTORNEY



          The undersigned, General Electric Capital Services, Inc. a Delaware corporation (hereinafter referred to as the "Corporation") does hereby make, constitute and appoint the persons listed below as the Corporation's true and lawful agent and attorney-in-fact (hereinafter referred to as the "Attorney") to act either together or alone in the name and on behalf of the Corporation for and with respect to the matters hereinafter described.

                    Name of Attorney:
                                                    Michael A. Gaudino
                                                    Robert O. O'Reilly, Sr
                                                    Murry K. Stegelmann
                                                    James Ungari
                                                    Preston Abbott
                                                    Leon E. Roday
                                                    J. Gordon Smith
                                                    Michael E. Pralle
                                                    Iain MacKay
                                                    Jonathan K. Sprole
                                                    Barbara J. Gould
                                                    Robert L. Lewis
                                                    Wendy E. Ormond
                                                    Mark F. Mylon

                    Each Attorney shall have the power and authority to do the following:

                    To execute and deliver any Schedule 13D, Schedule 13G or Forms 3, 4 and 5 or any amendments thereto required to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 on behalf of the Corporation with regard to any securities owned by the Corporation, General Electric Capital Corporation or any of their subsidiaries.

          And, in connection with the foregoing, to execute and deliver all documents, acknowledgments, consents and other agreements and to take such further action as may be necessary or convenient for the Corporation in order to more effectively carry out the intent and purpose of the foregoing.

          Agreements, commitments, documents, instruments, and other writings executed by the Attorney in accordance with the terms hereof shall be binding upon the Corporation without attestation and without affixation of the seal of the Corporation. The Power of Attorney conferred hereby shall not be delegable by any Attorney. The Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

          Unless revoked by the Corporation, this Power of Attorney shall be governed under the laws of the State of New York and the authority of the Attorney hereunder shall terminate on March 31, 2002.

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CUSIP NO.:  G05354 10 8                13G                        Page  23 of 24
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          IN WITNESS WHEREOF, the Corporation has caused this Power of Attorney to be executed, attested and its corporate seal to be affixed pursuant to authority granted by the Corporation's board of directors, as of the 22nd day of February, 2000.



                                 General Electric Capital Services, Inc.
         (Corporate Seal)
                                 By:         /s/  Nancy E. Barton
                                      ---------------------------
                                       Nancy E. Barton, Senior Vice President

Attest:

      /s/  Brian T. McAnaney
--------------------------------------
Brian T. McAnaney, Attesting Secretary

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CUSIP NO.:  G05354 10 8                13G                        Page  24 of 24
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                                   SCHEDULE IV

                                POWER OF ATTORNEY

         The undersigned, GE Capital Equity Investments Ltd., a company organized and existing under the laws of the Cayman Islands (hereinafter referred to as the "Company") does hereby make, constitute and severally appoint the persons listed below as the Company's true and lawful agent and attorney-in-fact (hereinafter referred to as the "Attorney") to act in the name and on behalf of the Company for and with respect to the matters hereinafter described.

                    Name of Attorney:            Barbara J. Gould
                                                 Peter Muniz

                    The Attorney shall severally have the power and authority to do the following:

                    To execute any amendments or documents to agreements relating to current investments held by the Company or any agreements or documents relating to new investments by the Company which amendments, documents or investments have been approved by GE Capital Equity Capital Group, Inc. acting as advisor to the Company and to serve as my proxy at any meeting of the Board of Directors of the Company.


          And, in connection with the foregoing, to execute and deliver all documents, acknowledgments, consents and other agreements and to take such further action as may be necessary expedient in order to carry out the above-referenced transaction.

          Agreements, commitments, documents, instruments, and other writings executed by the Attorney in accordance with the terms hereof shall be binding upon the Company without attestation and without affixation of the seal of the Company. The Power of Attorney conferred hereby shall not be delegable by any Attorney. The Attorney shall serve without compensation for acting in the capacity of agent and attorney-in-fact hereunder.

          Unless sooner revoked by the Company, this Power of Attorney shall be governed under the laws of the Cayman Islands and the authority of the Attorney hereunder shall terminate on January 30th, 2002.

          IN WITNESS WHEREOF, the Company has caused this Power of Attorney to be executed as a deed pursuant to authority granted by the Company's board of directors, as of the 21st day of December, 2001.


                            GE Capital Equity Investments, Ltd.

                            By:   /s/ Jonathan K. Sprole
                                  --------------------------
                                  Jonathan K. Sprole
                                  Director